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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   JANUARY 1, 2011   AND ENDING   DECEMBER 31, 2011
                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GERWIN GROUP, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1575 E. HILLCREST DRIVE
(No. and Street)

THOUSAND OAKS   **CALIFORNIA**   **91362**
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER GERWIN   **805-494-5005**
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130   **MAITLAND**   **FLORIDA**   **32751**
         (Address and City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____CHRISTOPHER GERWIN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____GERWIN GROUP, INC._____ , as of _____December_____ 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Z. HUSAIN
Commission # 1915269
Notary Public - California
Ventura County
My Comm. Expires Dec 5, 2014

Public Notary

_____
Signature

PRESIDENT
Title
JURAT

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me this 21st day of February, 2012 by CHRISTOPHER GERWIN personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_____
Notary Public

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GERWIN GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

GERWIN GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gerwin Group, Inc.

We have audited the accompanying statement of financial condition of Gerwin Group, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerwin Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on pages 9 & 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, P.A.

Maitland, Florida
February 20, 2012

GERWIN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Assets:

Cash and cash equivalents	$	4,924
Certificate of deposit		6,711
Commissions receivable		2,280
	$	13,915

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	2,318
		2,318

Stockholder's equity:

Common stock, $1 par value; 10,000 shares authorized,		
10,000 issued and outstanding		10,000
Additional paid-in capital		68,650
Retained earnings (deficit)		(67,053)
		11,597
	$	13,915

The accompanying notes are an integral part of these financial statements.

GERWIN GROUP, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

Revenues:		
Insurance income	$	69,593
Other		9,493
Total revenues		79,086
Expenses:		
Employee compensation		15,132
Commissions		33,610
Regulatory fees and expenses		2,527
Telephone and communications		5,438
Other operating expenses		26,588
Total expenses		83,295
	$	(4,209)
Income tax provision		275
Net income (loss)	$	(4,484)

The accompanying notes are an integral part of these financial statements.

GERWIN GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2010	$ 10,000	$ 67,350	$ (62,569)	$ 14,781
Stockholder contribution	-	1,300	-	1,300
Net income (loss)	-	-	(4,484)	(4,484)
Balances, December 31, 2011	$ 10,000	$ 68,650	$ (67,053)	$ 11,597

The accompanying notes are an integral part of these financial statements

GERWIN GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated borrowings at January 1, 2011	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2011	$ -

The accompanying notes are an integral part of thses financial statements.

GERWIN GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flows from operating activities:

Net income (loss)	$	(4,484)
Interest income		(10)
Adjustments to reconcile net income to net cash flows from operating activities:		
(Increase) decrease in:		
Commissions receivable		420
Marketable securities		42
Increase (decrease) in:		
Accounts payable and accrued expenses		(2,837)
Net cash used in operating activities		(6,869)

Cash flows from financing activities:

Stockholder contributions		1,300
Net cash provided in financing activities		1,300
Net decrease in cash and cash equivalents		(5,569)
Cash and cash equivalents at beginning of period		10,493
Cash and cash equivalents at end of period	$	4,924

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Gerwin Group, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in August 1988 in the state of California.

The Company primarily sells mutual funds, fixed and variable annuities and life insurance.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2011, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Revenue is recorded when commissions are earned and expenses are recorded as incurred. Securities transactions are recorded on a trade date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2011, the Company had excess net capital of $6,564 and a net capital rate of 20.04 to 1.

Note 3 – Income Taxes

At December 31, 2011, the Company had approximately $54,000 of net operating losses ("NOL") carry-forwards, which may be applied against future taxable income. These losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset is summarized as follows:

	December 31, 2011
Deferred tax asset:	
Net operating loss carryforwards	$ 8,000
Deferred tax asset:	8,000
Less: valuation allowance	(8,000)
Net deferred tax asset	$ -

The Company has taken a 100% valuation allowance against the deferred asset attributable to the NOL carryforwards of approximately $54,000 at December 31, 2011, due to the uncertainty of realizing the future tax benefits.

Note 4 - Related Party

The Company conducts operations from the residence of its sole stockholder. There is no lease or sharing agreement, and the Company is currently not paying rent for the space it occupies.

Note 5 – Concentrations Of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2012 through February 20, 2012, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

GERWIN GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
As of December 31, 2011

Computation of basic net capital requirements:

Total member's equity qualified for net capital	$	11,597
Net capital before haircuts and securities positions		11,597
Haircuts:		
Securities positions		33
		33
Net capital		11,564

Minimum net capital requirements:

  6 2/3% of total aggregate indebtedness ($2,318)

  Minimum dollar net capital for this broker-dealer ($5,000)

Net capital requirement (greater of above two requirements)		5,000
Excess net capital	$	6,564

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

GERWIN GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSIONS
As of December 31, 2011

Total aggregate indebtedness:

Accounts payable and accrued liabilities	$	2,318
Aggregate indebtedness	$	2,318

Ratio of aggregate indebtedness
to net capital   20.04 to 1

GERWIN GROUP, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
As of December 31, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Board of Directors
Gerwin Group, Inc.

In planning and performing our audit of the financial statements of Gerwin Group, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Oler and Company, PA

Maitland, Florida
February 20, 2012